Exhibit (d)(5)

Letter Agreement

To:	RiverNorth Capital Management, LLC

360 South Rosemary Avenue, Suite 1420

West Palm Beach, Florida 33401

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth/Oaktree High Income Fund (the "Fund") pursuant to a Management Agreement dated as of December 28, 2010 (the "Agreement").

Effective January 28, 2025 through January 31, 2026, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to limit the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses), including amortized offering costs, at 1.60% of the average daily net assets of the Fund's Class R shares and 1.35% of the average daily net assets of the Fund's Class I shares for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its expense limitations and the repayment is approved by the Board of Trustees. This agreement may only be terminated by the Board of Trustees.

Very truly yours,
RiverNorth Capital Management, LLC

/s/ Patrick W. Galley
Patrick W. Galley
Chief Investment Officer

The foregoing Agreement is hereby accepted.
RiverNorth Funds

/s/ Marcus L. Collins
Marcus L. Collins
Secretary and Chief Compliance Officer